UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 14, 2025

Commission file number 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square

London, W1D-3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 14, 2025, Genius Sports Limited (“Genius Sports” or the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Company and BTIG, LLC (the “Representative”) as representative of the several underwriters named therein (collectively, the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 17,647,059 ordinary shares of Genius Sports, par value $0.01 (the “Ordinary Shares”), pursuant to Genius Sports’ registration statement on Form F-3ASR, File No: 333-279227 (the “Registration Statement”), originally filed with the Securities and Exchange Commission on May 8, 2024, as supplemented by the prospectus supplement, dated January 14, 2025.

The Ordinary Shares were sold at a public offering price of $8.50 per share, and were purchased by the Underwriters from the Company at a price of $8.16 per share. On January 16, 2025, the Offering closed and the Company completed the sale and issuance of an aggregate of 17,647,059 Ordinary Shares. The Company received net proceeds from the Offering of approximately $144 million, after deducting the Underwriters’ commissions and estimated Offering expenses payable by the Company.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

A copy of the opinion of Carey Olsen (Guernsey) LLP relating to the validity of the securities issued in the Offering is filed herewith as Exhibit 5.1.

The information set forth in this Form 6-K (excluding the exhibits attached hereto) is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No: 333-265466) and on Form S-8 (File Nos: 333-264254, 333-266904, 333-269093 and 333-278001). The information set forth in this Form 6-K (including the exhibits) is hereby incorporated by reference into the Registration Statement.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated January 14, 2025.

5.1	Opinion of Carey Olsen (Guernsey) LLP.

23.1	Consent of Carey Olsen (Guernsey) LLP (included as part of Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: January 16, 2025	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

4